Rule 424(b)(2)
                                                  Registration No. 333-60474


PRICING SUPPLEMENT NO. 144 dated July 22, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PXA4

ISIN:                           US52517PXA47

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                 Per Note
Issue Price:                    US$5,000,000.00       100%
Agent's Commission:             US$        0.00         0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00       100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $95,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     July 22, 2004

Original Issue Date:            August 12, 2004

Stated Maturity Date:           August 12, 2011, subject to Optional Redemption
                                and Put Features; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable


[  ]  Fixed Rate Note

[  ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        3-Month LIBOR + 470bps, subject to "Interest
                                Accrual" provisions, as described below.

3-Month LIBOR:                  For any LIBOR Determination Date, the offered
                                rates (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on such LIBOR Determination Date, which appears on Moneyline Telerate, on page
                                3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Determination Date.
                                If 3-Month LIBOR cannot be determined on a LIBOR Determination Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement with respect to four major banks in the London interbank market substituting "five" in each place "four" appears for deposits in U.S.
                                dollars for a period of three months,
                                commencing on such LIBOR Determination Date.

LIBOR Determination Dates:      Two London business days prior to each Interest
                                Reset Date.

Interest Reset Dates:           Each Interest Payment Date.

Interest Payment Dates:         Each November 12, February 12, May 12, and
                                August 12, commencing on November 12, 2004, subject to Optional Redemption and Put
                                Features; provided that if such day is not a business day, then such day will be the following business day unless such day falls in the following month in which case it will be the preceding business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Put Dates:                      Each November 12, February 12, May 12, and
                                August 12, commencing on August 12, 2006.

Interest Accrual:               Interest will accrue on each day on which
                                12-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable LIBOR
                                Range. If the value of 12-Month LIBOR (stated as a percent per annum) on the relevant LIBOR
                                Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation
                                Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at the applicable Interest Rate per Annum. If, however, the value of 12-Month
                                LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR
                                Range maximum on the relevant LIBOR Observation
                                Date, then no interest will accrue on the related day. See "Risk Factors" below for certain relevant considerations.

12-Month LIBOR:                 For any LIBOR Observation Date, the offered
                                rates (British Banker Association) for deposits in U.S. dollars for a period of twelve months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate on page
                                3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date.
                                If 12-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement with respect to four major banks in the London interbank market substituting "five" in each place "four" appears for deposits in U.S.
                                dollars for a period of twelve months,
                                commencing on such LIBOR Observation Date. For any Non-Business day, the 12-Month LIBOR will be equal to the 6-Month LIBOR for the immediately prior Business Day (as defined above).

6-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate on page
                                3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date.
                                If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement with respect to four major banks in the London interbank market substituting "five" in each place "four" appears for deposits in U.S.
                                dollars for a period of six months, commencing on such LIBOR Observation Date.

LIBOR Range:                    Period                     LIBOR
                                August 12, 2004-           0.00% (minimum) to
                                   August 11, 2005            4.50% (maximum)
                                August 12, 2005-           0.00% (minimum) to
                                   August 11, 2006            5.00% (maximum)
                                August 12, 2006-           0.00% (minimum) to
                                   August 11, 2007            5.50% (maximum)
                                August 12, 2007-           0.00% (minimum) to
                                   August 11, 2009            6.00% (maximum)
                                August 12, 2009-           0.00% (minimum) to
                                   August 11, 2010            6.50% (maximum)
                                August 12, 2010-           0.00% (minimum) to
                                   Stated Maturity            7.00% (maximum)

LIBOR Observation Date:         With respect to each LIBOR Business Day that
                                does not occur during the LIBOR Suspension
                                Period, that LIBOR Business Day. With respect to each day that is not a LIBOR Business Day not occurring during the LIBOR Suspension
                                Period, the last preceding LIBOR Business Day.
                                With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation
                                Date will be the last LIBOR Business Day preceding the first day of such LIBOR
                                Suspension Period.

Observation Date:               Fifteen London and New York Business Days prior
                                to the Put Date.

LIBOR Suspension Period:        The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

LIBOR Business Day:             Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the assumption
                                that there are thirty days in each month and 360 days in each year.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers International (Europe)

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on November 12, 2004. Notice of redemption will be given not less than five New York and London Business Days prior to the redemption date.

Put Feature:                    The Notes may be puttable at the option of the
                                Noteholders in whole or in part at a price equal to 100% of the principal amount being redeemed, for a minimum of $500,000, from time to time on each Put Date, commencing on August
                                12, 2006, provided the 12-Month LIBOR is at or below 5.00% on the Observation Date prior to the Put Date. Notice of puttability will be given not less than ten and not more than fifteen New York and London Business Days prior to the put date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $500,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poors, A1 by Moodys Investors
                                Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that 12-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more LIBOR Business Days during the applicable period, in which event no interest will accrue for the related days during the period. As a result, less interest may be payable on the Notes than on a conventional fixed or floating rate debt security issued by Lehman Brothers Holdings at the same time.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes, the availability of comparable instruments and the level and direction of interest rates, and in particular, with respect to the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 12-Month LIBOR. The level of 12-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 12-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 12-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      12-Month LIBOR      Observation Date      12-Month LIBOR

February 12, 1987      6.625              November 13, 1995     5.688
May 12, 1987           7.938              February 13, 1996     5.000
August 12, 1987        7.688              May 13, 1996          5.875
November 12, 1987      7.875              August 12, 1996       5.875
February 12, 1988      7.188              November 12, 1996     5.688
May 12, 1988           8.188              February 12, 1997     5.781
August 12, 1988        9.250              May 12, 1997          6.250
November 14, 1988      9.062              August 12, 1997       6.094
February 13, 1989      10.188             November 12, 1997     6.031
May 12, 1989           10.062             February 12, 1998     5.688
August 14, 1989        8.625              May 12, 1998          5.938
November 13, 1989      8.375              August 12, 1998       5.750
February 12, 1990      8.438              November 12, 1998     5.090
May 14, 1990           8.750              February 12, 1999     5.181
August 13, 1990        8.125              May 12, 1999          5.346
November 12, 1990      8.125              August 12, 1999       6.084
February 12, 1991      6.812              November 12, 1999     6.125
May 13, 1991           6.625              February 14, 2000     6.790
August 12, 1991        6.188              May 12, 2000          7.345
November 12, 1991      5.188              August 14, 2000       6.972
February 12, 1992      4.438              November 13, 2000     6.681
May 12, 1992           4.562              February 13, 2001     5.162
August 12, 1992        3.688              May 14, 2001          4.342
November 12, 1992      4.062              August 13, 2001       3.685
February 12, 1993      3.750              November 13, 2001     2.148
May 12, 1993           3.438              February 12, 2002     2.382
August 12, 1993        3.688              May 13, 2002          2.568
November 12, 1993      3.750              August 12, 2002       1.819
February 14, 1994      4.062              November 12, 2002     1.530
May 12, 1994           5.812              February 12, 2003     1.400
August 12, 1994        5.875              May 12, 2003          1.260
November 14, 1994      6.750              August 12, 2003       1.379
February 13, 1995      7.250              November 12, 2003     1.580
May 12, 1995           6.250              February 12, 2004     1.390
August 14, 1995        6.062              May 12, 2004          2.040


The historical experience of 12-Month LIBOR should not be taken as an indication of the future performance of 12-Month LIBOR during the term of the Notes. Fluctuations in the level of 12-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.03%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                         Controllers Office
                         Lehman Brothers Holdings Inc.
                         745 Seventh Avenue
                         New York, New York 10019
                         (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer